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                                                                    Exhibit 23.1


The Board of Directors of
Keryx Biopharmaceuticals, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 of Keryx Biopharmaceuticals, Inc. of our report dated February 15, 2001 relating to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries as of December 31, 2000, and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and all related schedules, which report appears in the December 31, 2000 annual report on Form 10-K of Keryx Biopharmaceuticals, Inc.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants

A member firm of KPMG International

Jerusalem, Israel

March 29, 2001